Exhibit 99.1
Jilin Chemical Industrial Company Limited
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Annual General Meeting”) of Jilin Chemical Industrial Company Limited (the “Company”) will be held on 28 June 2006 at 9:00 a.m. (Beijing time) at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China, for the following purposes:
1. To consider and approve the 2005 report of the board of directors of the Company;
2. To consider and approve the 2005 report of the board of supervisors of the Company;
3. To consider and approve the 2005 audited financial statements of the Company;
4. To consider and approve the proposed profit appropriation plan for 2005 of the Company.

By Order of the Board Shen Diancheng Chairman
Jilin, PRC
7 June 2006
Notes:
1.	Any holder of the share of the Company whose name appears on the register of members of the Company at 4:00 p.m. (Beijing time) on 8 June 2006 may attend the Annual General Meeting by presenting their passports or other identity cards.

2.	Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote, on his/her/its behalf, at the Annual General Meeting.

3.	If a shareholder appoints more than one proxy, such proxies may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney must be certified by a notary. The notarially certified power of attorney, or other documents of authorization, and the form of proxy must be delivered to the Company at No. 9 Longtan street, Longtan district, Jilin City, Jilin Province, the PRC, not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

5.	The Annual General Meeting is expected to last for half a day. Shareholders attending the Annual General Meeting will be responsible for their own transportation, meal and accommodation expenses.

6.	The details of the Secretariat Office of the Company are as follows:

Secretariat Office to the Board
Jilin Chemical Industrial Company Limited
No. 9 Longtan street, Longtan District
Jilin City, Jilin Province, PRC
Postal code: 132021
Tel: (+86-432) 390-3651
Fax: (+86-432) 302-8126

7.	The resolution announcement of the Annual General Meeting will be published on the Company’s website: http://www.jcic.com.cn.

Jilin Chemical Industrial Company Limited
FORM OF PROXY
FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON 28 JUNE 2006

I/We(1)
at

being the registered holder(s) of                      shares(2) of RMB1.00 each in the share capital of Jilin Chemical Industrial Company Limited (“the Company”), hereby appoint the Chairman of the meeting or(3)

at

as my/our proxy to attend and vote on my/our behalf and in my/our name(s) at the Annual General Meeting of the Company to be held at 9:00 a.m. on Wednesday, 28 June 2006 at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’ Republic of China (the “PRC”) in respect of the following resolutions:

	For(4)	Against(4)
To consider and approve the 2005 report of the board of directors of the Company
To consider and approve the 2005 report of the board of supervisors of the Company
To consider and approve the 2005 audited financial statements of the Company
To consider and approve the proposed profit appropriation plan for 2005 of the Company

Signature:	Dated: 2006
Notes:
1.	Please insert your full name in Chinese and English and address in BLOCK LETTERS.

2.	Please insert the number of shares in your name to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares in the Company registered in your name (whether held individually or jointly).

3.	If you wish to appoint a proxy other than the chairman of the Annual General Meeting, please strike out the words “the chairman of the Meeting or” and insert the name and address of your proxy in the space provided. The proxy need not be a member of the Company, but will be required to produce his/her identity document for attending the Meeting on your behalf.

4.	Important: If you wish to vote for a resolution, place a tick “v” in the column marked “For”. If you wish to vote against a resolution, place a cross “×” in the column marked “Against”. If no indication is given, the proxy will vote or abstain at his/her discretion.

5.	Corporations must execute this proxy form under common seal or by an attorney or a duly authorized officer. If a legal representative is appointed to attend the Meeting, such legal representative shall produce his own identity paper and a certified true copy of the resolution of the board of directors or other governing body of the corporation appointing the legal representative.

6.	If this proxy form is signed by a person under a power of attorney or any other authority on your behalf, a notarially certified copy of that power of attorney or other authority must be deposited as mentioned in paragraph 7 below.

7.	To be valid, this form of proxy together with any power of attorney or other authority under which it is signed or a notarised copy of the same must be delivered to the Secretariat Office to the Meeting of the Company by post or by fax at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province (Fax No.: 86432-3028126) no later than 9:00 a.m. (Beijing time) on 27 June 2006.

8.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the Meeting should you so wish.